February 9, 2005


Mail Stop 0510

Via U.S. mail and facsimile

Harley Ulster
Masonite International Corporation
1600 Britannia Road
Mississauga, Ontario, Canada
L4W 2J2

Re: 	Masonite International Corporation
Schedule 13E-3/A
File No. 005-43863

Dear Mr. Ulster:

      We have reviewed the draft supplemental materials that you provided to us in response to our letter dated February 8, 2005. We have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

MANAGEMENT PROXY CIRCULAR

Comments applicable to your overall filing

1. Please provide us your analysis regarding whether the changes made to this document since it was last distributed to security holders are material. Tell us how you intend to inform security holders of the changes.

Background to and Fairness of the Arrangement, page 16

2. We reissue comment 2. For each filing person who considered or adopted the analysis of the financial advisor in making its fairness determination, revise the discussion of that filing persons` fairness determination to clarify what consideration the filing person gave to the fact that the financial advisor had been engaged and compensated by the acquiror in the past two years

Masonite`s Financial Models and Projections, page 27

3. We reissue comment 5. We note the language retained in the last sentence of the paragraph. If the projections are no longer valid, revise to disclose this fact and explain why the numbers should not be relied upon. Otherwise, revise the last sentence to eliminate the disclaimer of responsibility.

Position of the Stile Affiliates as to Fairness, page 29

4. We reissue comment 6 in part, as you have not revised the Stile Affiliates discussion of going concern value which was found on page
31 of the Schedule 13E-3 filed February 4, 2005. It is unclear from the discussion on that page: 1) the basis for the Stile Affiliates` beliefs regarding going concern value; and 2) what consideration the
Stile Affiliates gave to going concern value in making their fairness determination.

*	*	*	*

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Andrew Schoeffler, Staff Attorney, at (202)
824-
5612 or, in his absence, Chris Edwards, Senior Staff Attorney, at
(202) 942-2842, Abby Adams, Special Counsel in the Office of Mergers and Acquisitions, at (202) 942-1881, or the undersigned at (202) 942-
1950 with any questions.

Sincerely,




Pamela A. Long
Assistant Director
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Harley Ulster
February 9, 2005
Page 1 of 2


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE